# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: N2OFF, Inc., CIK 0001789192
CUSIP: 80512Q501
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel (L3), 4994500
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-006400
Filed by CIK 0002091023

## Reporting persons
- Ciro Leonardo Pierri.: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 227,064; shared voting power 0; sole dispositive power 227,064; shared dispositive power 0; aggregate amount beneficially owned 227,064 (4.44% of the class)
  Comment: (1) Consists of 227,064 Common Stock of the issuer held directly by Ciro Leonardo Pierri.
  
  (2) Based on 5,111,362 Common Stock issued and outstanding as of February 23, 2026, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: N2OFF, Inc.
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel, 4994500.

## Item 2. Person Filing
Name of person filing: Ciro Leonardo Pierri.
Address of principal business office or, if none, residence: Via dello stadio, 11, Carosino, Taranto, Italy 74021.
Citizenship: Italian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein. %
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ciro Leonardo Pierri.: /s/ Ciro Leonardo Pierri, Ciro Leonardo Pierri (02/24/2026)